Exhibit (a)(5)(M)

Corporate Office
7700 France Avenue South
Suite 275
Edina, MN 55435-5228
Phone: 952-893-3200
Fax: 952-893-0704
www.uhs.com

Contact:	Rex Clevenger
Executive Vice President and Chief Financial Officer
Universal Hospital Services, Inc.
(952) 893-3254

Universal Hospital Services Completes Acquisition of Emergent Group/PRI Medical

EDINA, Minn., — (BUSINESS WIRE) — April 1, 2011 — Universal Hospital Services, Inc. (“UHS”), a leading provider of medical equipment management and service solutions, today announced the completion of its acquisition of Emergent Group Inc. (“Emergent Group”) (NYSE Amex LLC: LZR) and its wholly owned subsidiary, PRI Medical Technologies, Inc. (“PRI Medical”), a leading provider of mobile medical lasers and surgical equipment.  The combined companies will take a leadership role in reducing costs and improving outcomes for hospitals and surgery centers.

UHS announced yesterday the successful completion of its tender offer to purchase the outstanding shares of common stock of Emergent Group, which expired on Wednesday, March 30, 2011.  UHS today consummated the short-form merger, and Emergent Group became a wholly owned subsidiary of UHS.

“The acquisition of PRI Medical marks a significant step for UHS to expand our health care solutions that help customers reduce costs, increase efficiencies and drive better outcomes,” said Gary Blackford, Chairman and CEO of UHS. “PRI Medical’s state-of-the-art laser technology and established commitment to world-class customer service provide a great opportunity to begin to grow and expand these services nationally to meet the growing needs of our customers.”

PRI Medical currently operates in 16 states and provides surgical equipment and laser technology to hospitals, outpatient surgery centers and physicians’ offices. The equipment is supplied with specialized technicians who support its proper operation and maintenance.

Forward-Looking Statements

This press release contains forward-looking statements. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in global economic, business, competitive, market, regulatory and other factors, including the risk that Emergent Group and PRI Medical may not be integrated successfully into UHS; and the risk that the revenue opportunities, cost savings and other anticipated synergies from the transaction may not be fully realized or may take longer to realize than expected. More detailed information about these factors is contained in UHS’ filings with the Securities and Exchange Commission. UHS undertakes no duty to update forward-looking statements.

About Universal Hospital Services, Inc.

Universal Hospital Services, Inc. is a leading provider of medical equipment management and service solutions to the US health care industry. UHS manages more than 570,000 pieces of medical equipment for over 8,600 clients in all 50 states. For more than 70 years, UHS has delivered management and service solutions that help clients reduce costs, increase operating efficiencies, improve caregiver satisfaction and support optimal patient outcomes.  For more information, please visit www.uhs.com.